UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2012

Commission File Number	000-30678

GLOBAL SOURCES LTD.

(Translation of Registrant's Name into English)

Canon’s Court
22 Victoria Street
Hamilton, HM 12, Bermuda

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F....X.... Form 40-F........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes........ No....X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On June 20, 2012, Shareholders voted to extend the expiration date of The Global Sources Equity Compensation (2007) Master Plan (amended effective as of January 1, 2012) (the “Master Plan”) from December 31, 2012 to December 31, 2017.  Attached hereto as Exhibit 99.1 and incorporated by reference herein is the Registrant’s Master Plan (as extended to December 31, 2017).

This Report on Form 6−K is being incorporated by reference into the Registrant’s Registration Statements on Form S−8 (File No. 333−138474) filed with the Securities and Exchange Commission on November 7, 2006.

Exhibit 99.1	The Global Sources Equity Compensation (2007) Master Plan (amended effective as of January 1, 2012) (as extended to December 31, 2017).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SOURCES LTD.
(Registrant)

By:	/s/ Connie Lai
Name: Connie Lai
Title: Chief Financial Officer

Date:  December 21, 2012